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METROMAIL ANNOUNCES ABI OFFER

LOMBARD, Ill. March 20, 1998 Metromail Corporation (NYSE:ML), announced that it has received from American Business Information, Inc. (ABI) an offer of $33 in cash per share subject to potential modest upward adjustments if it succeeds in invalidating the termination fee in the Company's merger agreement with The Great Universal Stores P.L.C. and certain stock options. While this offer is not subject to a financing contingency, the financing commitments ABI has provided to the Company are subject to a number of conditions, including completion of due diligence with respect to both Metromail and ABI. Metromail's Board of Directors has authorized the Company and its advisors to begin discussions with ABI and its advisors to better understand the offer, including the financing conditions.

Metromail also announced that the Delaware court has set Friday, March 27 as the date for a hearing on ABI's motion for a preliminary injunction against the Metromail/Great Universal transaction. "Metromail's board of directors has acted appropriately at all times and we take great exception to the charges," said Barton L. Faber, Metromail chairman, president and chief executive officer.

Metromail Corporation (www.metromail.com) is a leading provider of direct marketing, database marketing and reference products and services in the United States and United Kingdom. Metromail helps its customers identify and reach targeted audiences, utilizing its comprehensive, proprietary consumer database encompassing 95 percent of U.S. households, as well as providing database marketing software and related services. Sales for the year ended December 31, 1997 increased almost 17 percent over the prior year to approximately $328 million. The company has 3,200 employees and is headquartered in Lombard, Illinois.

For more information, contact:

Julie Springer (Media Relations)
Director, Corporate Communications
Metromail Corporation
(630) 932-2627

Ronald G. Eidell (Investor Relations)
Senior Vice President and Chief Financial Officer
Metromail Corporation
(630) 932-3980

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